

April 26, 2010

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Gerspach:

We have reviewed your response letter dated April 13, 2010 and have the following additional comments.

1. Your response indicates that you identified certain repurchase agreements and securities lending transactions that were inappropriately accounted for as sales transactions. You further indicated that the maximum amount of the error during the past three years relating to the repurchase agreement error and securities lending was $9.2 billion and 1.9 billion, respectively. You have concluded that the error is not material. To support your assertion, please provide us with your materiality analysis for all periods that would be impacted that considers among other factors the criteria in SAB 99. As part of your analysis, please ensure your response addresses the following:

    a. Whether the cause of the errors was intentional;

    b. Whether management outside of the business units where the errors were discovered was aware of the accounting practices being followed by the business unit for these transactions;

    c. Whether any key banking regulatory ratios or credit ratings of the Company or subsidiary(ies) would have been impacted; and

    d. Whether the cause of the errors was due to an internal control weakness, and if so, management's plans to address these weaknesses.

Please confirm that you have shared this analysis with both your independent registered public accounting firm and your audit committee and that they concur with your conclusion.

2. Your response indicates that you have concluded that all repurchase transactions and securities lending transactions accounted for as sales by your U.K. subsidiary were in error and that you intend to reflect the accounting as financings in your first quarter 2010 financial statements. Assuming you continue to believe that these errors are immaterial for restatement of prior period financial statements, please disclose in your March 31, 2010 Form 10-Q that these errors were identified, the amount of the errors, the periods to which they relate and management's assessment of materiality.

3. If as a result of the identification of the error, you have made changes in your internal control over financial reporting, please provide the disclosures required by Item 308(c) of Regulation S-K. If you have not made changes, supplementally please advise us if you are planning on making changes, and if so when. If you do not believe any changes in your internal controls over financial reporting are necessary, please explain the basis for your conclusion.

4. Please tell us (a) whether you have discussed with the audit committee and your independent registered public accounting firm the likelihood, in light of the errors discussed in your letter, that there are additional errors in your financial statements for the three year period ended December 31, 2009 and (b) the substance of those discussions.

5. Beginning with the Form 10-Q for the quarter ended March 31, 2010, please:

   a. Revise your accounting policy disclosure to discuss the circumstances where your repurchase agreements and any securities lending transactions may be accounted for as sales.

   b. Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, or Contractual Obligations disclosure or other section as appropriate.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant